UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                    (Amendment No. __________)*



                        PSB BANCORP, INC.
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                        (Name of Issuer)

                          Common Stock
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                  (Title of Class of Securities)

                           693604100
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                        (CUSIP Number)

                       Anthony DiSandro
                   11 Penn Center, Suite 2601
                       1835 Market Street
                 Philadelphia, Pennsylvania 19148
                         (215) 979-7900
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           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         November 10, 2000
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      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 693604100
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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Anthony DiSandro

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     2.  Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)  Not applicable

         (b)  Not applicable

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     3.  SEC Use Only

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     4.  Source of Funds (See Instructions).

         Personal Funds                                       PF

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     5.  Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e).  [   ]

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     6.  Citizenship or Place of Organization.  Pennsylvania

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Number of Shares Beneficially Owned by Each Reporting Person With:

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     7.  Sole Voting Power:  251,462.00

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     8.  Shared Voting Power:  0.00

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     9.  Sole Dispositive Power:  251,462.00

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    10.  Shared Dispositive Power:  0.00

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    11.  Aggregate Amount Beneficially Owned by Each Reporting
         Person:  251,462.00

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    12.  Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions).

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    13.  Percent of Class Represented by Amount in Row (11):
         5.64%

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    14.  Type of Reporting Person (See Instructions).

         Individual                                           IN

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ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the shares of common stock, par value $0.00 per share (the "Common Stock"), of PSB Bancorp Inc., a Pennsylvania corporation (the "Company"). The Company has its principal executive offices at 11 Penn Center, Suite 2601, 1835 Market Street, Philadelphia, Pennsylvania 19103.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is being filed by Anthony DiSandro with an address of 1835 Market Street, Suite 2601 Philadelphia,
Pennsylvania 19103, whose principal occupation is President and Chief Operating Officer of PSB Bancorp, Inc. Mr. DiSandro is a citizen of the United States of America.

     To the knowledge of the Reporting Person, during the last five years the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The method of acquisition of shares of the Common Stock by the Reporting Person (including the source and amount of the consideration used in acquiring such shares), are from the personal funds of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person has acquired the securities of the issuer for investment purposes.

     The Reporting Person does not have any plans or proposals for the referenced securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As of November 10, 2000, based upon information provided by the Company, there were 4,455,007 outstanding shares of Common Stock. Mr. DiSandro may be deemed to share beneficial ownership of 251,462 shares of Common Stock, representing 5.64% of the Common Stock outstanding. Of the previously reported beneficial ownership total, 117,688 shares are subject to immediately exercisable options. Mr. DiSandro has sole voting power with respect to all the shares of common stock herein referenced.

     (c) There were no transactions with respect to Common Stock by the Reporting Person during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not applicable

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.




                                 SIGNATURE

                                 /s/ Anthony DiSandro

                                     Anthony DiSandro

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 10, 2000